

Investor Presentation

BROWN SHOE COMPANY, INC.

Bank of America and
Merrill Lynch Consumer Conference
March 12, 2009

naturalizer

EVERY PERSON, EVERY DAY, EVERY MOMENT

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995:

This investor update contains certain forward-looking statements and expectations regarding the Company's future performance and the future performance of its brands. Such statements are subject to various risks and uncertainties that could cause actual results to differ materially. These include (i) current economic conditions that may adversely impact demand for the Company's products and and/or adversely impact its customers and others with which it does business; (ii) intense competition within the footwear industry; (iii) rapidly changing fashion trends and purchasing patterns; (iv) political and economic conditions or other threats to continued and uninterrupted flow of inventory from China and Brazil, where the Company relies heavily on third-party manufacturing facilities for a significant amount of its inventory; (v) customer concentration and increased consolidation in the retail industry; (vi) the Company's ability to maintain, operate and transform, through its technology initiations, its information technology systems, which it is relies upon for all aspects of its business including execution of its growth strategy; (vii) the ability to retain and recruit key associates including managing the transition due to its voluntary severance program and the relocation of the Famous Footwear division headquarters; (viii) the Company's ability to attract and retain licensors and protect its intellectual property; (ix) the Company's ability to secure leases on favorable terms; (x) the Company's ability to maintain relationships with current suppliers; and(xi) the Company's ability to implement its domestic and international growth strategy. The Company's reports to the Securities and Exchange Commission contain detailed information relating to such factors, including, without limitation, the information under the caption "Risk Factors" in Item 1A of the Company's Annual Report on Form 10-K for the year ended February 2, 2008, which information is incorporated by reference herein and updated by the Company's quarterly reports on Form 10-Q. The Company does not undertake any obligation or plan to update these forward-looking statements, even though its situation may change.

- *March 12, 2009*



NOTE:
The Company did not issue formal earnings per share guidance for either full-year 2009 or the first quarter of 2009 in its year-end earnings release and conference call. However, it did supply a perspective on a number of operating metrics and this book does not represent an interim change, update, or affirmation of these metrics.

EVERY PERSON, EVERY DAY, EVERY MOMENT

BROWN SHOE

Why Brown Shoe in a Tough Economy?

Brown Shoe is a 130 year-old company that has operated in both growing and declining economies. We have long-established and valued partnerships throughout the retail industry. We believe our vast Sourcing, Design, and Distribution expertise is a competitive advantage in this environment.

- **Strong Balance Sheet & Cash Flow**
  - Inventory Management
  - Modest Net Debt
  - Renewed Credit Facility
    - Increased capacity to $380 million
    - Term of 5 years
  - Dividend Paid in 345 Consecutive Quarters

- **Trusted Long-Term Partnerships With Suppliers, Vendors, & Retailers**

- **Brands Consumers Trust**
  - Globally Recognized Brands

- **Strong Value Proposition**
  - Famous Footwear
  - Naturalizer, LifeStride, Dr. Scholl's

- **Diversified Portfolio**
  - Vertical & Horizontal Leverage Opportunities



EVERY PERSON, EVERY DAY, EVERY MOMENT

BROWN SHOE

Current Initiatives

- **Maximizing Profitability & Liquidity**
    - Year-end inventory at Famous Footwear down 2.6% on average store basis versus last year
    - Reduced planned capex by appx. $100 million from 2009 to 2011 time period
    - Reduced store opening plan for 2009 to 20 net new stores
    - Information Technology initiatives
    - Expense and capital containment initiatives
    - Focus on higher productivity of store portfolio
    - Disciplined expense management

- **Utilize Strengths to Gain Market Share**
    - Investing in the core: Famous Footwear, Naturalizer, Dr. Scholl's
    - Continued growth of Brown New York brands
    - Leveraging marketing and CRM across enterprise
    - Launched Via Spiga Soho flagship store

- **Develop New Brands and Businesses**
    - International expansion
    - Sam Edelman / Libby Edelman
    - Fergie & Fergalicious
    - Vera Wang Lavender Label



Brown Shoe Platform

A greatly connected footwear company with an integrated, synergistic wholesale-retail platform


Retail
Wholesale
Ecommerce
factory brand shoes
brand name shoes for less
FX LASALLE
BROWN SHOE closet
FRANCO SARTO
Famous Footwear
naturalizer
VIA SPIGA
VERA WANG LAVENDER
Fergie
Sam Edelman
ETIENNE AIGNER
libby edelman
Buster Brown
CARLOS
Dr Scholl's FOOTWEAR
LifeStride
THE Dr Scholl's ORIGINAL
shoes.com

- More than 1,400 total retail doors – more than 1,100 Famous Footwear, appx. 300 Naturalizer, Brown Shoe Closet, FX LaSalle, and branded concepts. Appx. 140 million consumer visits per year
- 2,000 retail customers served across our branded and private label/brand divisions
- Integrated ecommerce platform for all BWS brands – including top 4 largest pureplay internet footwear retailer in Shoes.com. Appx. 30 million e-visitors per year

- World class global sourcing network. Sourced 63 million pairs at wholesale and sold 40 million at retail
- All BWS brands play across BWS retail/ecommerce concepts
- Appx.15% of Famous Footwear sales from BWS brands
- Front-end / Back-end perspective from retail and wholesale provides greater insights to consumer desires and understanding of trends
- Cross-skilled talent base

Brown Shoe - $2.3 Billion in Sales in 2008



69% Retail

Total BWS
Direct-to-Consumer
$105 million
(Includes Shoes.com,
FamousFootwear.com, Naturalizer.com,
Naturalizer Catalog)

Specialty Retail
Appx. 300 stores
$253 million

1,138 retail stores
in the U.S.
$1.3 billion

Wholesale
$704 million

31% Wholesale

Spec. Stores
20%

Dept. Stores
19%

Mid-Tier
28%

Mass
33%

Brown Shoe Portfolio

*Source: NPD. 12 months ending February 1, 2009. This NPD data is confidential and proprietary and cannot be reproduced or disseminated by third parties without prior written consent.

	Fashion *Domestic Sales = $30.5B**	**Athletic** *Domestic Sales = $12.2B**
Salon	VERA WANG LAVENDER	
Bridge	VIA SPIGA	shoes.com
Impulse	Fergie · Sam Edelman · CARLOS BY CARLOS SANTANA	
Better	FRANCO SARTO · BROWN SHOE closet · ETIENNE AIGNER · GRETTA · Reba	
Moderate	naturalizer · natural soul by naturalizer · NICKELS soft · LifeStride · libby. edelman	
Junior	The Dr Scholl's ORIGINAL · FERGALICIOUS BY FERGIE	Famous Footwear · Make today Famous.
Comfort	TX TRACTION · Dr. Scholl's Inside · Buster Brown Kids only. Fun.	factory brand shoes "brand name shoes for less"
Mass	Buster Brown & Co.	Dr Scholl's FOOTWEAR · **Private Label / Brand**

Long-Term Growth and Profit Drivers



1. **Build Powerful Consumer Brands**
    - Grow brand equity of flagship brands
    - Test, incubate, and grow new brands
    - Search for strategic opportunities that fit our growth criteria

2. **Drive Brands Through Owned Retail**
    - Leverage vertical & multi-channel businesses
    - Maximize owned-distribution and owned-branded assets

3. **Expand Our Brands to Global Markets**
    - Extend existing brands to international markets
    - Build and acquire brands with international demand

4. **Penetrate Growth Markets**
    - Target new and fast-growing markets and channels of distribution

5. **Drive Operational Excellence and Maximize Synergies**
    - Expense and Capital Containment Initiatives, Real Estate Strategy, Consumer-Driven Model, Inventory Management
    - Implementing enterprise-wide information systems to support and leverage our operations

Outlook for 2009

The Company believes it is neither appropriate or prudent to provide formal earnings per share guidance in the current environment due to the volatility of the macro-economic environment and insufficient visibility. However, the Company has provided perspective on certain operating and balance sheet metrics to enhance transparency and provide insight into management expectations. All following metrics are for the full-year unless otherwise noted.

Consolidated Net Sales:	$2.2 to $2.3 billion
Famous Footwear**:**	mid-single digit decline in same-store sales and 20 net new store openings
Wholesale:	high-single digit decline of existing brands and continued decline of private label business, to be partially offset by growth in new brands, such as Sam Edelman, Libby Edelman, Fergie and Fergalicious, and Vera Wang Lavender Label, accompanied by increased penetration by Dr. Scholl's in the mid-tier channel
SG&A:	39% to 40% of net sales, includes $28 to $31 million in savings from expense and capital containment initiatives; also includes $7 to $9 million in expense for IT initiatives
Taxes:	expects a tax benefit in 2009, but at lower levels than in 2008; due to mix of foreign and domestic earnings
Depreciation & Amortization:	$55 to $58 million
Interest Expense, Net:	$22 to $24 million
Capital Expenditures:	$60 to $65 million, primarily related to information technology initiatives, logistics network, new stores and remodels, and general infrastructure
Other:	The Company expects to generate positive operating earnings and cash flow for full-year 2009, while generating a loss in the first quarter